You've invested your money in Recompose and seen what we have done with it. From opening the first facility in the world that composts human beings to legalizing the process in six U.S. States to creating an entire movement to change the way we approach the end-of-life, your belief in me and in my team is what has gotten us here.

Now, I'm asking you to take your enthusiasm for our work and help us reach the next step.

We're launching a Community Round to raise $5M and we are thrilled about it. A Community Round is a way for private companies to raise investment dollars from their broad network of supporters. Investments will begin at $1000 and are open to anyone - you don't have to be accredited to invest. This type of raise is called Regulation Crowdfunding and Recompose is using the Wefunder platform to do it. It fits our ethos as a company to be able to offer equity in Recompose to everyone who believes in us.

We are also poised to succeed at this exact type of fundraise. Recompose has a newsletter membership of 27,000 people. Our social media networks total over 50,000. Our press coverage reaches millions. In other words, we have the community and the reach to make this GREAT. It's also a huge marketing opportunity - for Recompose and for Precompose.

Here's where you come in: we want to "seed" our raise with as much (and as many) investments as possible ahead of launching it publicly. **As an existing Recompose investor, we hope you will join in this round to help send a signal that Recompose is a great company to invest in.** You'll be adding equity to your Recompose portfolio, but we aren't offering a specific percentage of dividends this time around. The share price is the same as the A3 Round: $4.7066/share.

Because of the way Wefunder works, investments of $25k and up are especially valuable. Each investment of this size sends a strong message that Recompose is worth investing in. It also avoids the fee (6.5%) that Wefunder typically takes for each investment. So, my first ask to you is to consider an investment of $25k or higher.

That said, having as many of our existing investors included in this round is key. The minimum investment is $1000. We hope you will invest at whatever level works for you.

We've created a video (below) and a deck (attached) to help explain what Recompose does. Please take a look and see what you think.

Vimeo: https://vimeo.com/789144670
Password: Recompose

I really appreciate your consideration. And even if you decline to invest again, I really appreciate your letting me know. Thank you very much!

Katrina

RECOMPOSE | Katrina Spade | Founder & CEO | she/hers | www.recompose.life